# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alchemy Investments Acquisition Corp 1, CIK 0001901336
CUSIP: G0232F109
Title of class of securities: Class A Ordinary Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204-F, Newark, Delaware (DE), 19711
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-24-043489
Filed by CIK 0001279891

## Reporting persons
- WOLVERINE ASSET MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 88,071; sole dispositive power 0; shared dispositive power 88,071; aggregate amount beneficially owned 88,071 (1.94% of the class)
- Wolverine Trading Partners, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 88,071; sole dispositive power 0; shared dispositive power 88,071; aggregate amount beneficially owned 88,071 (1.94% of the class)
- Wolverine Holdings, L.P.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 88,071; sole dispositive power 0; shared dispositive power 88,071; aggregate amount beneficially owned 88,071 (1.94% of the class)
- Christopher L. Gust: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 88,071; sole dispositive power 0; shared dispositive power 88,071; aggregate amount beneficially owned 88,071 (1.94% of the class)
- Robert R. Bellick: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Illinois (IL); sole voting power 0; shared voting power 88,071; sole dispositive power 0; shared dispositive power 88,071; aggregate amount beneficially owned 88,071 (1.94% of the class)

## Item 1. Issuer
Name of issuer: Alchemy Investments Acquisition Corp 1
Address of issuer's principal executive offices: 850 Library Avenue, Suite 204-F, Newark, Delaware, 19711

## Item 2. Person Filing
Name of person filing:
Wolverine Asset Management, LLC
Wolverine Holdings, L.P.
Wolverine Trading Partners, Inc.
Christopher L. Gust
Robert R. Bellick
Address of principal business office or, if none, residence:
c/o Wolverine Asset Management, LLC
175 West Jackson Boulevard, Suite 340
Chicago, IL 60604
Citizenship:
Wolverine Asset Management, LLC - Illinois
Wolverine Holdings, L.P. - Illinois
Wolverine Trading Partners, Inc. - Illinois
Christopher L. Gust - U.S. Citizen
Robert R. Bellick - U.S. Citizen

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: Wolverine Asset Management, LLC ("WAM") is an investment adviser and has voting and disposition power over 88,071 of the Issuer's Class A Ordinary Shares. The sole member and manager of WAM is Wolverine Holdings, L.P. ("Wolverine Holdings"). Robert R. Bellick and Christopher L. Gust may be deemed to control Wolverine Trading Partners, Inc. ("WTP"), the general partner of Wolverine Holdings.
Percent of class: WAM may be deemed the beneficial owner of 1.94% of the Issuer's outstanding Class A Ordinary Shares and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust may be deemed the beneficial owner of 1.94% of the Issuer's outstanding Class A Ordinary Shares. Percentages were calculated by dividing the number of shares beneficially owned by each reporting person by 4,532,462 (the number of Class A Ordinary Shares as of November 13, 2024 as reported in the Issuer's Form 10-Q for September 30, 2024).
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: WAM has shared power to vote, or direct the vote of, 88,071 of the Issuer's Class A Ordinary Shares, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to vote or direct the vote of 88,071 of the Issuer's Class A Ordinary Shares, in each case as set forth in Item 4(a) above.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: WAM has shared power to dispose, or direct the disposition of, 88,071 of the Issuer's Class A Ordinary Shares, and each of Wolverine Holdings, WTP, Mr. Bellick, and Mr. Gust has shared power to dispose, or direct the disposition, of 88,071 of the Issuer's Class A Ordinary Shares, in each case as set forth in Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Wolverine Flagship Fund Trading Limited is known to have the right to receive the receipt of dividends from, or the proceeds from the sale of, the shares of common stock covered by this statement which may be deemed to beneficially be owned by WAM.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 4(a) above.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- WOLVERINE ASSET MANAGEMENT LLC: /s/ Kenneth L. Nadel, Kenneth L. Nadel, Chief Operating Officer (01/28/2025)
- Wolverine Trading Partners, Inc.: /s/ Christopher L. Gust, Christopher L. Gust, Authorized Signatory (01/28/2025)
- Wolverine Holdings, L.P.: /s/ Christopher L. Gust, Christopher L. Gust, Managing Director (01/28/2025)
- Christopher L. Gust: /s/ Christopher L. Gust, Christopher L. Gust (01/28/2025)
- Robert R. Bellick: /s/ Robert R. Bellick, Robert R. Bellick (01/28/2025)